United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale announces the decommissioning of all its upstream tailings dams

Rio de Janeiro, January 29th, 2019 – Vale S.A. (“Vale”) informs that it has presented to the Brazilian authorities its plan to decommission all its dams built by the upstream method.

The plan presented to the Brazilian authorities aims to de-characterize these structures as tailings dams in order to reintegrate them into the environment. Vale currently has 10 dams built by the upstream method, all of which are currently inactive. All of Vale’s dams present stability reports issued by external, independent and internationally respected companies.

Vale estimates that investments of around R$ 5 billion will be necessary to decommission its upstream dams and estimates that the decommissioning process will occur over the next 3 years.

In order to carry out the decommissioning of the upstream dams safely and quickly, Vale will temporarily halt the production of the units where the structures are located, namely: Abóboras, Vargem Grande, Capitão do Mato and Tamanduá operations, in the Vargem Grande complex; and the Jangada, Fábrica, Segredo, João Pereira and Alto Bandeira operations, in the Paraopebas complex, also including the stoppage of the Fábrica and Vargem Grande pelletizing plants. The operation of the halted units will be resumed as the decommissioning works are completed.

The estimated impact of the production stoppage is about 40 million tons of iron ore per year, including in this figure the pellet feed needed for the production of 11 million tons of pellets, an impact that will be offset by the increase in production of other systems of the company.

Vale expects to reallocate all its collaborators currently located in the operations that will be halted.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: January 29th, 2019		Director of Investor Relations